HOLDING

RECEIVED
2007 OCT 19 A 4:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07027354

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

**Rule 12g3-2(b) File No.
82-34748**

Date 12 October 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Enclosures

12 October 2007	12.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Capital Research and Management Company
12 October 2007	12.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Capital Income Builder

dlw 10/19

Hypo Real Estate
GROUP

Shareholding Disclosures

12.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Capital Research and Management Company

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

"Pursuant to section 21 (1) in connection with section 22 (1) sent. 1 no. 6 German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071, USA, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 11 October 2007 of the following:

On 05 October 2007, the stake of Capital Research and Management Company in the voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, fell below the threshold of 10 %. On that date, Capital Research and Management Company held 9.31 % in relation to all voting rights in Hypo Real Estate Holding AG and 9.31 % in relation to all ordinary shares (Stammaktien) with voting rights in Hypo Real Estate Holding AG arising from 18,730,476 ordinary shares.

9.31 % of all voting rights in Hypo Real Estate Holding AG (voting rights arising from 18,730,476 ordinary shares) were attributed to Capital Research and Management Company pursuant to section 22 (1) sent. 1 no. 6 WpHG. Of those voting rights arising from 18.730.476 ordinary shares, voting rights arising from 6,791,264 ordinary shares (3.38 %) were held by Europacific Growth Fund, 333 South Hope Street, Los Angeles, CA 90071, USA, thus being a shareholder holding a stake of 3 % or more in the voting rights in Hypo Real Estate Holding AG."

Munich, 12 October 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Shareholding Disclosures

12.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Capital Income Builder

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Pursuant to section 21 (1) German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Capital Income Builder, 333 South Hope Street, Los Angeles, CA 90071, USA, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 11 October 2007 of the following:

"On 05 October 2007, the stake of Capital Income Builder in the voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, fell below the threshold of 3 %. On that date, Capital Income Builder held 2.23 % in relation to all voting rights in Hypo Real Estate Holding AG and 2.23 % in relation to all ordinary shares (Stammaktien) with voting rights in Hypo Real Estate Holding AG arising from 4,486,692 ordinary shares".

Munich, 12 October 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END